                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                 SCHEDULE 13E-3/A
                        RULE 13E-3 TRANSACTION STATEMENT
                        (PURSUANT TO SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              ---------------------

                       CORT BUSINESS SERVICES CORPORATION
                              (NAME OF THE ISSUER)


                       CORT BUSINESS SERVICES CORPORATION
                    BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.
                                 CBF HOLDING LLC
                               CBF MERGERCO, INC.
                          CITICORP VENTURE CAPITAL LTD.
                                 PAUL N. ARNOLD
                             ANTHONY J. BELLERDINE
                                 CHARLES M. EGAN
                                 KENNETH W. HEMM
                                 STEVEN D. JOBES
                                  LLOYD LENSON
                              FRANCES ANN ZIEMNIAK
                               BRUCE C. BRUCKMANN
                               MICHAEL A. DELANEY
                                  JAMES A. URRY
                      (NAME OF PERSON(S) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   220493-10-0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

     DANIEL O'DONNELL, ESQ.                             LANCE C. BALK, ESQ.
     DECHERT PRICE & RHOADS                              KIRKLAND & ELLIS
      BELL ATLANTIC TOWER                                 CITICORP CENTER
       1717 ARCH STREET                                 153 EAST 53RD STREET
 PHILADELPHIA, PENNSYLVANIA  19103                    NEW YORK, NEW YORK 10022
        (215) 994-4000                                    (212) 446-4800

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                              --------------------

This statement is filed in connection with (check the appropriate box):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / /   The filing of a registration statement under the Securities Act of
         1933.
c. / /   A tender offer.
d. / /   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/




AMOUNT PREVIOUSLY PAID:                                     FILING PARTY: CORT BUSINESS SERVICES CORPORATION
FORM OR REGISTRATION NO.: PRELIMINARY PROXY STATEMENT/      DATE FILED:  AUGUST 27, 1999
                          PROSPECTUS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  INTRODUCTION



              This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") on behalf of CORT Business Services Corporation, a Delaware corporation (the "Company"), CBF Holding LLC, a Delaware limited liability company ("CBF"), CBF Mergerco, Inc., a Delaware corporation ("CBF Sub"), Bruckmann, Rosser, Sherrill & Co. II, L.P., Citicorp Venture Capital Ltd., Paul N. Arnold, Anthony J. Bellerdine, Charles M. Egan, Kenneth W. Hemm, Steven D. Jobes, Lloyd Lenson, Frances Ann Ziemniak, Bruce C. Bruckmann, Michael A. Delaney and James A. Urry, with respect to a proposed merger pursuant to which CBF Sub will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger. Mr. Paul Arnold is the President, Chief Executive Officer and Director of the Company.


              The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the preliminary Proxy Statement/Prospectus of the Company attached hereto as Exhibit (d)(3) and filed with the Commission concurrently herewith. The information set forth in the preliminary Proxy Statement/Prospectus, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this
Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the preliminary Proxy Statement/Prospectus. The cross-reference sheet indicates the caption in the preliminary Proxy Statement/Prospectus under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the preliminary Proxy Statement/Prospectus, it is so indicated in the cross-reference sheet.

                              CROSS REFERENCE SHEET

               PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3


                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
1.    Issuer and Class of Security Subject to the
      Transaction
      (a).............................................     Outside  Front Cover Page; "INTRODUCTION."

      (b).............................................     Outside Front Cover Page; "SUMMARY--Eligibility to Vote
                                                           and Required Vote;" "INTRODUCTION--Voting at the Special
                                                           Meeting."

      (c).............................................     "SUMMARY--Market Information;" "MARKET PRICES AND
                                                           DIVIDENDS ON THE SHARES."

      (d).............................................     "MARKET PRICES AND DIVIDENDS ON THE SHARES."

      (e).............................................     "MARKET PRICES AND DIVIDENDS ON THE SHARES."


      (f).............................................     "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND
                                                           DIRECTORS AND OFFICERS;" Schedule I to the Proxy
                                                           Statement/Prospectus.



2.    Identity and Background
      (a)-(d).........................................     "INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES;" "INFORMATION REGARDING THE DIRECTORS
                                                           AND EXECUTIVE OFFICERS OF CORT FOLLOWING THE
                                                           MERGER AND CBF."


      (e)-(f).........................................     None.


      (g).............................................     "INFORMATION REGARDING THE DIRECTORS AND
                                                           EXECUTIVE OFFICERS OF CORT FOLLOWING THE MERGER
                                                           AND CBF."


3.    Past Contacts, Transactions or Negotiations


      (a)(1)..........................................     "SUMMARY--The Merger;" "SPECIAL FACTORS--Interests of
                                                           Certain Persons in the Merger; Conflicts of Interest;"
                                                           "THE MERGER--




                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------

                                                           Indemnification of Directors and Officers;"
                                                           "INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES."



      (a)(2)..........................................     "SUMMARY--The Merger;" "--Interests of Certain Persons in
                                                           the Merger; Conflicts of Interest;" "--Conditions to
                                                           Completion of the Merger;" "--Expenses;"
                                                           "--Financing of the Merger;" "SPECIAL FACTORS--Background
                                                           of the Merger;" "--Contacts with Third Parties;"
                                                           "--Fairness of the Merger; Recommendation of the Board of
                                                           Directors; Position of CBF;" "--Purpose of the Merger;"
                                                           "--Interests of Certain Persons in the Merger; Conflicts
                                                           of Interest;" "--Effects of the Merger;" "THE
                                                           MERGER;" "FINANCING OF THE MERGER."



      (b).............................................     "SUMMARY--The Merger;" "--Interests of Certain Persons in
                                                           the Merger; Conflicts of Interest;" "--Conditions to
                                                           Completion of the Merger;" "--Expenses;"
                                                           "--Financing of the Merger;" "SPECIAL FACTORS--Background
                                                           of the Merger;" "--Contacts with Third Parties;"
                                                           "--Fairness of the Merger; Recommendation of the Board of
                                                           Directors; Position of CBF;" "--Purpose of the Merger;"
                                                           "--Interests of Certain Persons in the Merger; Conflicts
                                                           of Interest;" "--Effects of the Merger;" "THE
                                                           MERGER;" "FINANCING OF THE MERGER."



4.    Terms of the Transaction
      (a).............................................     "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS--Fairness of
                                                           the Merger; Recommendation of the Board of Directors;
                                                           Position of CBF;" "--Purpose of the Merger;" "--Interests
                                                           of Certain Persons in the Merger; Conflicts of Interest;"
                                                           "--Effects of the Merger;" "--Risk that the Merger
                                                           Will Not be Completed;" "--Risks in the Event of
                                                           Bankruptcy;" "THE MERGER;" "FINANCING OF THE MERGER;"
                                                           "APPRAISAL RIGHTS."




                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------

      (b).............................................     "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS--Purpose of
                                                           the Merger;" "--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "--Effects of the Merger;"
                                                           "THE MERGER;" "FEDERAL INCOME TAX CONSEQUENCES."



5.    Plans or Proposals of the Issuer or Affiliate
      (a)-(b).........................................     "SPECIAL FACTORS--Background of the Merger;" "--Fairness of
                                                           the Merger; Recommendation of the Board of Directors;
                                                           Position of CBF;" "--Effects of the Merger;"
                                                           "--Plans for the Company After the Merger;" "FINANCING
                                                           OF THE MERGER;" "BUSINESS OF THE COMPANY."



      (c).............................................     "SUMMARY--Interests of Certain Persons in the Merger;"
                                                           "SPECIAL FACTORS--Interests of Certain Persons in the
                                                           Merger; Conflicts of Interest;" "--Effects of the
                                                           Merger;" "THE MERGER--Effective Time of the Merger;"
                                                           "INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES;" "INFORMATION REGARDING THE DIRECTORS
                                                           AND EXECUTIVE OFFICERS OF CORT FOLLOWING THE
                                                           MERGER AND CBF."



      (d)-(e).........................................     "SUMMARY--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "--Expenses;" "--Financing of
                                                           the Merger;" "SPECIAL FACTORS--Purpose of the Merger;"
                                                           "--Interests of Certain Persons in the Merger; Conflicts
                                                           of Interest;" "--Effects of the Merger;" "--Plans
                                                           for the Company After the Merger;" "--Risks in the
                                                           Event of Bankruptcy;" "THE MERGER;" "FINANCING OF THE
                                                           MERGER;" "MARKET PRICES AND DIVIDENDS ON THE SHARES;"
                                                           "SECURITY OWNERSHIP OF THE SURVIVING COMPANY."



      (f)-(g).........................................     "SPECIAL FACTORS--Effects of the Merger;"
                                                           "ADDITIONAL AVAILABLE INFORMATION."


6.    Source and Amounts of Funds or Other Consideration



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
      (a).............................................
                                                           "SUMMARY--Financing of the Merger;" "FINANCING OF THE
                                                           MERGER."

      (b).............................................     "THE MERGER--Expenses;" "FINANCING OF THE MERGER."

      (c).............................................     "SUMMARY--Financing of the Merger;" "FINANCING OF THE
                                                           MERGER."

      (d).............................................     Not applicable.


7.    Purpose(s), Alternatives, Reasons and Effects
      (a)-(c).........................................     "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;" "--Contacts
                                                           with Third Parties;""--Fairness of the Merger; Recommendation of the
                                                           Board of Directors; Position of CBF;" "--Purpose of the Merger;"
                                                           "--Interests of Certain Persons in the Merger; Conflicts of
                                                           Interest;" "--Effects of the Merger;" "INFORMATION
                                                           CONCERNING CBF, CBF SUB AND AFFILIATES."



      (d).............................................     "SUMMARY;" "INTRODUCTION--Voting at the Special Meeting;"
                                                           "--Proxies;" "SPECIAL FACTORS--Fairness of the Merger;
                                                           Recommendation of the Board of Directors; Position of
                                                           CBF;" "--Opinion of Financial Advisor;"
                                                           "--Purpose of the Merger;" "--Interests of Certain Persons
                                                           in the Merger; Conflicts of Interest;" "--Effects
                                                           of the Merger;" "--Plans for the Company After the
                                                           Merger;" "--Litigation;" "THE MERGER;" "FINANCING
                                                           OF THE MERGER;" "FEDERAL INCOME TAX
                                                           CONSEQUENCES;" "APPRAISAL RIGHTS;" "INFORMATION
                                                           CONCERNING CBF, CBF SUB AND AFFILIATES."


8.    Fairness of the Transaction
      (a)-(b).........................................     "SUMMARY--Recommendation of the Board of Directors;"
                                                           "--Opinion of Financial Advisor;" "SPECIAL
                                                           FACTORS--Background of the Merger;" "--Contacts with Third
                                                           Parties;""--Fairness of the Merger; Recommendation of the
                                                           Board of Directors; Position of CBF;" "--Opinion of



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------

                                                           Financial Advisor;" "--Interests of Certain Persons in the
                                                           Merger; Conflicts of Interest."



      (c).............................................     "SUMMARY--Eligibility to Vote and Required Vote;
                                                           "INTRODUCTION--Voting at the Special Meeting;" "--Proxies;"
                                                           "SPECIAL FACTORS--Fairness of the Merger; Recommendation
                                                           of the Board of Directors; Position of CBF;" "THE
                                                           MERGER--Stockholder Adoption of the Merger Agreement;"
                                                           "--Conditions to Completion of the Merger."


      (d).............................................     "SPECIAL FACTORS--Fairness of the Merger; Recommendation
                                                           of the Board of Directors; Position of CBF."


      (e).............................................     "SUMMARY--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "SPECIAL FACTORS--Background of
                                                           the Merger;" "--Fairness of the Merger; Recommendation of
                                                           the Board of Directors; Position of CBF;" "--Interests of Certain
                                                           Persons in the Merger; Conflicts of Interest."


      (f).............................................     "SPECIAL FACTORS--Background of the Merger;" "--Contacts
                                                           with Third Parties;" "--Fairness of the Merger;
                                                           Recommendation of the Board of Directors; Position of
                                                           CBF."
9.    Reports, Opinions, Appraisals and Certain
      Negotiations
      (a)-(c).........................................     "SUMMARY "--Opinion of Financial Advisor;" "SPECIAL
                                                           FACTORS--Background of the Merger;" "--Fairness of the
                                                           Merger; Recommendation of the Board of Directors;
                                                           Position of CBF;" "--Opinion of Financial Advisor;"
                                                           "ADDITIONAL AVAILABLE INFORMATION;" "Annex B to the Proxy
                                                           Statement/Prospectus."


10.   Interest in Securities of the Issuer
      (a)-(b).........................................     "SUMMARY--Interests of Persons in the Merger;
                                                           Conflicts of Interest;" "INTRODUCTION--Voting at the
                                                           Special Meeting;" "SPECIAL FACTORS--Purpose of the
                                                           Merger;" "--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "INFORMATION CONCERNING
                                                           CBF, CBF SUB AND AFFILIATES;"




                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------

                                                           "TRANSACTIONS IN THE COMMON STOCK;" "SECURITY OWNERSHIP OF THE
                                                           SURVIVING COMPANY."




11.   Contracts, Arrangements or Understandings with
      Respect to the Issuer's Securities..............     "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;"
                                                           "--Purpose of the Merger;" "--Interests of Certain Persons
                                                           in the Merger; Conflicts of Interest;" "--Effects
                                                           of the Merger;" "THE MERGER;" "FINANCING OF THE MERGER;"
                                                           "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES;"
                                                           "SECURITY OWNERSHIP OF THE SURVIVING COMPANY."


12.   Present Intention and Recommendation of Certain
      Persons with Regard to the Transaction
      (a)-(b).........................................     "INTRODUCTION--Voting at the Special Meeting;" "--Proxies;" "SPECIAL
                                                           FACTORS--Fairness of the Merger; Recommendation of the Board of
                                                           Directors; Position of CBF;" "--Purpose of the Merger."

13.   Other Provisions of the Transaction
      (a).............................................     "SUMMARY--Appraisal Rights;" "APPRAISAL RIGHTS;" "Annex C
                                                           to the Proxy Statement/Prospectus."

      (b).............................................     Not applicable.

      (c).............................................     Not applicable.

14.   Financial Information

      (a)-(b).........................................     "SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL
                                                           DATA;" "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                                           STATEMENTS."


15.   Persons and Assets Employed, Retained or Utilized
      (a).............................................     "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of
                                                           Interest;" "--Financing of the Merger;" "INTRODUCTION--Voting at the
                                                           Special Meeting;" "--Proxies;" "SPECIAL FACTORS--Background of the
                                                           Merger;" "--Opinion of Financial Advisor;" "--Interests of Certain
                                                           Persons in the Merger; Conflicts of Interest;" "FINANCING OF THE
                                                           MERGER;" "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES."




                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
      (b).............................................     "INTRODUCTION--Voting at the Special Meeting;" "--Proxies."

16.   Additional Information..........................     Proxy Statement/Prospectus.

17.   Material to be Filed as Exhibits
      (a)-(f).........................................     Not applicable.


Item 1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

              (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement/Prospectus and in the section entitled "INTRODUCTION," is incorporated herein by reference.

              (b) The information concerning the shares of Common Stock, par value $.01 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement/Prospectus and in the sections entitled "SUMMARY-- Eligibility to Vote and Required Vote;" "INTRODUCTION--Voting at the Special Meeting" is incorporated herein by reference.

              (c) The information concerning the principal market in which the Shares are traded set forth in the sections entitled "SUMMARY-- Market Information" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

              (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

              (e) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.


              (f) The information concerning purchases of Shares by the Company set forth in the section entitled "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS" and Schedule I to the Proxy Statement/Prospectus is incorporated herein by reference.


Item 2.       IDENTITY AND BACKGROUND.


              (a), (b), (e) and (f) The persons filing this Statement are CORT Business Services Corporation (the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction, the "Company"), CBF Holding LLC, a Delaware limited liability company ("CBF"), CBF Mergerco Inc., a Delaware corporation and a wholly owned subsidiary of CBF ("CBF Sub"), Bruckmann, Rosser, Sherrill & Co. II, L.P. ("BRS"), a Delaware limited partnership, Citicorp Venture Capital Ltd., a New York corporation ("CVC"), Paul N. Arnold,
President and Chief Executive Officer of the Company, Anthony J. Bellerdine, Senior Group Vice President, Charles M. Egan, Chairman of the Company,
Kenneth W. Hemm, Executive Vice President & Chief Operating Officer-Division
II, Steven D. Jobes, Executive Vice President & Chief Marketing Officer of the Company, Lloyd Lenson, Executive Vice President & Chief Operating Officer-Division I, Frances Ann Ziemniak, Executive Vice President, Chief Financial Officer and Secretary of the Company, and Bruce C. Bruckmann,
Michael A. Delaney and James A. Urry, each directors of the Company.


              CBF and CBF Sub are newly formed entities organized by BRS and certain of its affiliates for the purpose of effecting the 13E-3 transaction described herein. BRS is an equity investment firm. Each of BRS, CBF and CBF Sub has an address of 126 East 56th Street, 29th floor, New York, NY 10022. CVC's address is 399 Park Avenue, 14th Floor-Zone 4, New York, New York 10043. Paul N. Arnold, Anthony J. Bellerdine, Charles M. Egan, Kenneth W. Hemm, Steven D. Jobes, Lloyd Lenson and Frances Ann Ziemniak each have a business address of CORT Business Services Corporation, 4401 Fair Lakes Court, Fairfax, Virginia 22033. Bruce C. Bruckmann has a business address of 126 East 56th Street,
29th floor, New York, NY 10022. Michael A. Delaney and James A. Urry each have a business address of 399 Park Avenue, 14th Floor-Zone 4, New York, New York 10043. None of the Company, CBF, CBF Sub, BRS, CVC and any executive officer, director or person controlling CBF, CBF Sub, BRS or CVC (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.


              (c), (d) and (g) The information concerning CBF, CBF Sub,
BRS, CVC, Paul N. Arnold, Anthony J. Bellerdine, Charles M. Egan, Kenneth W. Hemm, Steven D. Jobes, Lloyd Lenson, Frances Ann Ziemniak, Bruce C. Bruckmann, Michael A. Delaney, and James A. Urry set forth in the sections entitled "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and "INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF CORT FOLLOWING THE MERGER AND CBF" is incorporated herein by reference.


Item 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


              (a)(1) The information set forth in the sections entitled "SUMMARY--The Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "THE MERGER--Indemnification of Directors and Officers" and "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.



              (a)(2) The information set forth in the sections entitled "SUMMARY--The Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Conditions to Completion of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger," "-Contacts with Third Parties;" "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.



              (b) The information set forth in the sections entitled "SUMMARY--The Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Conditions to Completion of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger;" "--Contacts with Third Parties;" "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.


Item 4.       TERMS OF THE TRANSACTION.


              (a) The information set forth in the sections entitled
"SUMMARY," "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger," "--Risk that the Merger Will Not be Completed," "--Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE MERGER" and "APPRAISAL RIGHTS" is incorporated herein by reference.



              (b) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS-- Purpose of the Merger," "-- Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger," "THE MERGER" and "FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

Item 5.       PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


              (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Effects of the Merger," "--Plans for the Company After the Merger," "FINANCING OF THE MERGER" and "BUSINESS OF THE COMPANY" is incorporated herein by reference.



              (c) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "SPECIAL FACTORS--Interests of Persons in the Merger; Conflicts of Interest,""--Effects of the Merger," "THE MERGER--Effective Time of the Merger," "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and
"INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF CORT FOLLOWING THE MERGER AND CBF" is incorporated herein by reference.



              (d)-(e) The information set forth in the sections "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger,""--Plans for the Company After the Merger,"
"--Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE
MERGER," "MARKET PRICES AND DIVIDENDS ON THE SHARES" and "SECURITY OWNERSHIP
OF THE SURVIVING COMPANY" is incorporated herein by reference.


              (f)-(g) The information set forth in the sections "SPECIAL FACTORS--Certain Effects of the Merger" and "ADDITIONAL AVAILABLE INFORMATION" is incorporated herein by reference.

Item 6.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) The information set forth in the sections entitled "SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

              (b) The information set forth in the sections entitled "THE MERGER--Expenses" and "FINANCING OF THE MERGER" is incorporated herein by reference.

              (c) The information set forth in the sections entitled "SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

              (d) Not applicable.

Item 7.       PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


              (a)-(c) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Contacts with
Third Parties;" "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger" and "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.

              (d) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Opinion of Financial Advisor," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger," "--Plans for the Company After the Merger," "--Litigation," "THE MERGER," "FINANCING OF THE MERGER," "FEDERAL INCOME TAX CONSEQUENCES," "APPRAISAL RIGHTS" and "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.

Item 8.       FAIRNESS OF THE TRANSACTION.


              (a) - (b) The information set forth in the sections entitled "SUMMARY--Recommendation of the Board of Directors," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Contacts with Third Parties," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF,""--Opinion of Financial Advisor" and "--Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference.



              (c) The information set forth in the sections entitled "SUMMARY--Eligibility to Vote and Required Vote," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "THE
MERGER--Stockholder Adoption of the Merger Agreement" and "--Conditions to Completion of the Merger" is incorporated herein by reference.


              (d) The information set forth in the section entitled "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" is incorporated herein by reference.


              (e) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" and "--Interests of Persons in the Merger; Conflicts of Interest" is incorporated herein by reference.


              (f) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Contacts with Third Parties" and "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" is incorporated herein by reference.

Item 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

              (a) - (c) The information set forth in the sections entitled "SUMMARY--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Opinion of Financial Advisor" and "ADDITIONAL AVAILABLE INFORMATION" and in Annex B to the Proxy Statement/Prospectus is incorporated herein by reference.

Item 10.      INTEREST IN SECURITIES OF THE ISSUER.


              (a) - (b) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES," "TRANSACTIONS IN THE COMMON STOCK" and "SECURITY OWNERSHIP OF THE SURVIVING COMPANY" is incorporated herein by reference.

Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


              The information set forth in the sections entitled
"SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Effects of the Merger," "THE MERGER," "FINANCING OF THE MERGER," "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and "SECURITY OWNERSHIP
OF THE SURVIVING COMPANY" is incorporated herein by reference.



Item 12. PRESENT INTENTION AND RECOMMENDATION OF PERSONS WITH REGARD TO THE TRANSACTION.


              (a) - (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" and "--Purpose of the Merger" is incorporated herein by reference.

Item 13.      OTHER PROVISIONS OF THE TRANSACTION.

              (a) The information set forth in the sections entitled "SUMMARY--Appraisal Rights" and "APPRAISAL RIGHTS" and Annex C to the Proxy Statement/Prospectus is incorporated herein by reference.

              (b) Not applicable.

              (c) Not applicable.

Item 14.      FINANCIAL INFORMATION.

              (a) - (b) The information set forth in the section entitled "SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA OF THE COMPANY" and "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" is incorporated hereby by reference.

Item 15.      PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


              (a) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Financing of the Merger," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Background of the Merger," "--Opinion of Financial Advisor," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "FINANCING OF THE MERGER" and "INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.


              (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting" and "--Proxies" is incorporated herein by reference.

Item 16.      ADDITIONAL INFORMATION.

              The information set forth in the Proxy Statement/Prospectus is incorporated herein by reference.

Item 17.      MATERIAL TO BE FILED AS EXHIBITS.

              (a)(1) Financing Letter dated as of April 21, 1999 from
                     NationsBank, N.A. to CBF Holding LLC.

              (a)(2) Financing Letter dated as of April 21, 1999 from Credit
                     Suisse First Boston Corporation to CBF Holding LLC.

              (a)(3) Financing Letter dated as of July 6, 1999 from Bank of
                     America, N.A., Bank of America Securities LLC, Bankers Trust Company, Deutsche Bank Securities, Inc. and Credit Suisse First Boston to CBF Holding LLC.

              (a)(4) Letter dated as of August 25, 1999 from Bank of America,
                     N.A., Bank of America Securities LLC, Bankers Trust Company, Deutsche Bank Securities, Inc. and Credit Suisse First Boston to CBF Holding LLC (included in Annex A to the preliminary Proxy Statement/Prospectus, which is filed herewith as Exhibit (d)(3))

              (b)(1) Opinion of SunTrust Equitable Securities Corporation dated
                     March 25, 1999.

              (b)(2) Valuation materials prepared for CORT Business Services
                     Corporation by SunTrust Equitable Securities Corporation dated March 25, 1999.

              (b)(3) Opinion of Sun Trust Equitable Securities Corporation
                     dated August 25, 1999 (included as Annex B to the preliminary Proxy Statement/Prospectus, which is filed herewith as Exhibit (d)(3)).

              (c)(1) Agreement and Plan of Merger dated as of March 25, 1999, among the Company, CBF and the CBF Sub


              (c)(2) Commitment Letter dated as of March 25, 1999 from
                     Bruckmann, Rosser, Sherrill & Co., L.P. to CBF Mergerco
                     Inc.

              (c)(3) Commitment Letter dated as of March 25, 1999 from Citicorp
                     Venture Capital Ltd. to CBF Mergerco Inc.


              (c)(4) First Amendment to Agreement and Plan of Merger dated as of July 26, 1999, among the Company, CBF and CBF Sub

              (c)(5) Amended and Restated Agreement and Plan of Merger dated as of August 12, 1999 among CBF Holding LLC, CBF Mergerco Inc. and the Company (included as Annex A to the preliminary Proxy Statement/Prospectus, which is filed herewith as Exhibit (d)(3)).


              (c)(6) Commitment Letter dated as of August 12, 1999 from
                     Bruckmann, Rosser, Sherrill & Co. II, L.P. to CBF Mergerco Inc. (included in Annex A to the preliminary Proxy Statement/Prospectus, which is filed herewith as Exhibit (d)(3)).


              (c)(7) Commitment Letter dated as of August 12, 1999 from
                     Citicorp Venture Capital, Ltd. to CBF Mergerco Inc. (included in Annex A to the preliminary Proxy Statement/Prospectus, which is filed herewith as Exhibit
                     (d)(3)).


              (c)(8) Voting Trust Agreement dated as of August 12, 1999 among
                     Citicorp Venture Capital, Ltd. and Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards.

              (d)(1) Preliminary copy of Letter to Stockholders.

              (d)(2) Preliminary copy of Notice of Special Meeting of
                     Stockholders.

              (d)(3) Preliminary Proxy Statement/Prospectus.

              (d)(4) Form of Proxy.

              (d)(5) Press Release by CORT Business Services Corporation dated as of March 26, 1999.

              (d)(6) Press Release by CORT Business Services Corporation dated as of April 21, 1999.

              (d)(7) Press Release of CORT Business Services Corporation
                     dated as of August 12, 1999.

              (e) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the preliminary Proxy Statement/Prospectus, which is filed herewith as Exhibit (d)(3)).

              (f)    Not applicable.

                                   SIGNATURES


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CORT BUSINESS SERVICES CORPORATION


                                  By:    PAUL N. ARNOLD
                                     -----------------------------------
                                     PRESIDENT, CHIEF EXECUTIVE OFFICER
                                               AND DIRECTOR


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CBF HOLDING LLC.


                                   By:     BRUCE C. BRUCKMANN
                                     -----------------------------------


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         CBF MERGERCO INC.


                                   By:    BRUCE C. BRUCKMANN
                                     -----------------------------------


Dated:  August 27, 1999

                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BRUCKMANN, ROSSER, SHERRILL & CO., L.P.


                                  By:   BRUCE C. BRUCKMANN
                                    -----------------------------------


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CITICORP VENTURE CAPITAL LTD.


                                   By:   JAMES A. URRY
                                     -----------------------------------

Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              PAUL N. ARNOLD
                                     -----------------------------------
                                              Paul N. Arnold


Dated:  August 27, 1999




              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ANTHONY J. BELLERDINE
                                     -----------------------------------
                                            Anthony J. Bellerdine


Dated:  August 27, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               CHARLES M. EGAN
                                     -----------------------------------
                                               Charles M. Egan


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               KENNETH W. HEMM
                                     -----------------------------------
                                               Kenneth W. Hemm


Dated:  August 27, 1999


                                     xviii

                                   SIGNATURES


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             STEVEN D. JOBES
                                     -----------------------------------
                                             Steven D. Jobes


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               LLOYD LENSON
                                     -----------------------------------
                                               Lloyd Lenson


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             FRANCES ANN ZIEMNIAK
                                     -----------------------------------
                                             Frances Ann Ziemniak


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              BRUCE C. BRUCKMANN
                                     -----------------------------------
                                              Bruce C. Bruckmann


Dated:  August 27, 1999



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MICHAEL A. DELANEY
                                     -----------------------------------
                                              Michael A. Delaney


Dated:  August 27, 1999

                                   SIGNATURES


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               JAMES A. URRY
                                     -----------------------------------
                                               James A. Urry


Dated:  August 27, 1999

                                  EXHIBIT INDEX


EXHIBIT NO.                                                                                  PAGE

(c)(8)         --Voting Trust Agreement dated as of August 12, 1999 among
                 Citicorp Venture Capital, Ltd. and Harold O. Rosser,
                 Stephen C. Sherrill and Stephen F. Edwards

(d)(1)         --Preliminary copy of Letter to Stockholders.

(d)(2)         --Preliminary copy of Notice of Special Meeting of Stockholders.

(d)(3)         --Preliminary Proxy Statement/Prospectus.

(d)(7)         --Press Release by CORT Business Services Corporation dated as of August 12, 1999.
